Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

22NW FUND, LP

Sale of Common Stock	(5,428)	30.0000	04/15/2026
Sale of Common Stock	(50,172)	30.0100	04/17/2026
Sale of Common Stock	(172,880)	30.0100	04/20/2026
Sale of Common Stock	(98,449)	30.0064	04/21/2026